1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

May 4, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Vincent J. Di Stefano

Re:	Garrison Capital LLC
Registration Statement on Form N-2
File Numbers 333-173026 and 814-878

Ladies and Gentlemen:

Garrison Capital LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-173026) (the “Registration Statement”).  On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated April 20, 2011 from Mr. Vincent J. Di Stefano, Senior Counsel, to Thomas J. Friedmann of Dechert LLP, outside counsel to the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the original filing of the Registration Statement.  Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

Prospectus Cover

1.
Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Fund is subject to special risks.  See Item 1.1.j. of Form N-2.

Response:

As requested, the Company has added the requested text on the cover page of the prospectus included in Amendment No. 1 (the “Prospectus”).

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Vincent Di Stefano May 4, 2011 Page 2

2.	Please explain the function of your “external manager.” How does it differ from that of an investment adviser?

Response:

The Company has changed the reference from “external manager” to “investment adviser.” Consistent with industry practice, the Company refers to its management structure, in which its investment adviser is not housed within the Company as being externally managed.  The Company believes that deviating from this accepted nomenclature could engender confusion among potential investors.

3.	Will there be a difference between the initial public offering price and the price of the pre-offering sales to affiliates of the Fund? How will the price(s) be determined?

Response:

It is expected that some of the Company’s directors, officers, investment adviser and the managers of its investment adviser will purchase shares of the Company’s common stock at a price equal to the initial public offering price.  The only difference between the price paid by these persons and investors in the public offering is that the Company is expected to receive 100% of the private placement price, with no deduction of an underwriting discount or commission.  The price of the shares sold in the private placement and in the initial public offering will be determined through negotiations between the Company and the underwriters in the manner described in the Prospectus under “Underwriting – Determination of the Initial Public Offering Price.”

4.	Please change the second line item of the pricing table from “Underwriting discount” to “sales load,” and include all components required by Item 1.1.g.3. of Form N-2.

Response:

As requested, the Company has revised the pricing table to indicate that the amount deducted from the initial public offering price is a sales load.  Consistent with the practice of other business development companies, the Company has added parenthetically that this amount reflects underwriting discounts and commissions applicable to the offering.  The amount of sales load stated in the pricing table includes all amounts expected to be used to pay underwriting discounts and commissions as well as all other offering costs that are required to be repaid in one year.

Vincent Di Stefano May 4, 2011 Page 3

5.	Please include in note 1 to the pricing table all information required by Item 1.1.g.6. of Form N-2. Please clarify that the common shareholders will pay the expenses referenced in the pricing table.

Response:

As requested, the Company has included in a note to the proceeds column the total of other expenses of issuance and distribution called for by Item 27 and has noted that such expenses will be paid indirectly by the common stockholders.

6.	Please include all overallotment information required by Item 1.1.g.4. of Form N-2.

Response:

As requested, the Company has provided all of the required overallotment information on the cover page of the Prospectus and, in addition, presents the same information in tabular form in its response to Item 5 as permitted by Item 1.1.g.4.

7.	Please make prominent the disclosure that the Fund’s stock has no history of public trading. See Item 1.1.i. of Form N-2.

Response:

As requested, the Company has increased the prominence of the statement that its common stock has no history of public trading on the cover page of the Prospectus.

Prospectus Summary

8.
Please disclose prominently in this section that the Fund’s board may change its operating policies and strategies without prior notice or stockholder approval. Please provide specific examples of potential changes.

Response:

As requested, the Company has added additional disclosure under the caption, “Prospectus Summary – Garrison Capital,” a statement to the effect that the board of directors of the Company is permitted under the 1940 Act to change its operating policies and strategies without prior notice or stockholder approval.

Vincent Di Stefano May 4, 2011 Page 4

9.
The sections titled “Our Investment Adviser”, “Market Opportunity”, and “Competitive Strengths” are too long and too centered on marketing for the Summary section. Please shorten and summarize the disclosure.

Response:

As requested, the Company has shortened and summarized the sections of the Prospectus Summary titled “Our Investment Adviser,” “Market Opportunity” and “Competitive Strengths.”

10.
Please identify all of the Fund’s subsidiaries, and disclose why and how the Fund chose to acquire or create each of the subsidiaries. Summarize in the strategy section the functions and strategies of the subsidiaries, and the added risks they present to Fund shareholders.

Response:

The Company supplementally advises the Staff that it intends to streamline its corporate structure prior to the date of the Prospectus.  The Company’s corporate structure as a private investment partnership included Garrison Capital CLO Ltd., which was organized in connection with its legacy ownership structure and the securitization financing.  This subsidiary is not necessary to maintain the character and amount of indebtedness that the Company expects to maintain following its initial public offering. Accordingly, the Company has revised its disclosure as requested to identify its sole material subsidiary, GF 2010-1, in its corporate structure as it will exist from and after the closing of the Company’s initial public offering, as well as providing summary disclosure concerning the manner in which the Company organized or acquired such subsidiaries and the function and strategy of GF 2010-1 in the Company’s corporate structure going forward.  In addition, the Company has included summary risk disclosure in the Prospectus Summary and detailed disclosure under “Risk Factors” with respect to the risks related to the Company’s securitization financing and its related corporate structure.

Subsequent to December 31, 2010, the Company formed a wholly-owned subsidiary, Garrison Capital Equity Holdings LLC, to hold certain equity investments originated by Garrison Capital.  The Company respectfully submits that this subsidiary is not, and will not be after giving effect to the initial public offering, material to the Company and its subsidiaries as a whole and that it has no independent investment strategy.  Moreover, because this subsidiary is immaterial to the Company and its consolidated subsidiaries as a whole, the Company believes that disclosure of this subsidiary would be confusing and potentially misleading to investors.

Vincent Di Stefano May 4, 2011 Page 5

11.	It appears that the Fund will use leverage; please disclose this prominently in this section.

Response:

As requested, the Company has added prominent disclosure in the Prospectus Summary to make clear that it will have outstanding indebtedness at the time of the initial public offering and that it intends to use leverage to finance a portion of its investments in the future consistent with the leverage limitation under the 1940 Act.

12.	Please explain how the Fund is in compliance with the asset coverage rules in Section 61 of the Act.

Response:

Section 61 renders applicable to a business development company Section 18 of the 1940 Act, as modified by Section 61.  The asset coverage requirements of Section 61 (and Section 18) are, by their terms, incurrence tests (that is, they apply only upon, and are measured at a time proximate to, the issuance of a “senior security” including an incurrence of debt).   The Company filed its Form N-6F on March 31, 2011, after it indirectly incurred indebtedness in a series of contribution transactions through which the Company acquired an indirect interest in all of the equity interests in GF 2010-1.  Because the Company has not issued any senior security since becoming subject to Section 61 of the Act, the Company is in compliance with the asset coverage rules.

However, the Company acknowledges that, if the indebtedness represented by the Debt Securitization transaction were to have been incurred subsequent to its becoming subject to Section 61 (and assuming total assets equal to the amount of total assets the Company held on December 31, 2010), such incurrence would have been inconsistent with the asset coverage rules set forth in Section 61. The Company supplementally informs the Staff that it does not intend to incur any indebtedness prior to the completion of its initial public offering and, accordingly, will not violate the asset coverage rules in Section 61.  Upon receipt by the Company of the proceeds of the offering at closing, the Company expects to be in full compliance with the asset coverage rules in Section 61.

The Company’s investment in the equity interests in GF 2010-1, and indirectly in the assets held by GF 2010-1, is anticipated to generate investment income and to provide a source of cash available to the Company to pay dividends (subject to the determination of its board of directors to declare dividends).  The Company believes that such income-generating capability will alleviate a typical problem of business development companies and other closed end funds, which is the time lag between receipt of initial public offering proceeds and the investment of such proceeds in income-generating assets.

Vincent Di Stefano May 4, 2011 Page 6

13.
Disclosure in the first paragraph of p. 2 appears to indicate Garrison Funding 2010-1 LLC (“GF-2010-1”) lost approximately $17 million between November, 2010 and December 31, 2010. Is this correct? What is the current fair value of GF-2010-1?

Response:

The Company has revised the disclosure on page 2 and elsewhere in the Prospectus to clarify that the fair value of the loans and cash and other assets held by GF 2010-1 was approximately $300.0 million as of December 31, 2010.  Between the closing of the Debt Securitization in November 2010 and December 31, 2010, the cash and cash equivalents held by GF 2010-1 increased due to repayments of certain loans by portfolio companies and dispositions of certain loans by GF 2010-1 conducted in accordance with its investment guidelines. Moreover, the overall fair value of the portfolio company investments that existed both at the time of the closing of the Debt Securitization and at December 31, 2010 increased.  As disclosed on page F-22 of Amendment No. 1, as of December 31, 2010, the total assets of GF 2010-1 were approximately $312.3 million, which includes investments at fair value of $283.8 million and cash equivalents of $21.4 million.  The liabilities of GF 2010-1 as of such date were approximately $231.7 million and net assets were approximately $80.6 million.

14.
Please provide more detail on the funding of Garrison Capital CLO Ltd. Is this a wholly owned subsidiary that will be consolidated with Garrison Capital LLC? Why would the Fund exchange $80.6 million of units for subordinated notes that do not bear any interest?

Response:

As disclosed in response to comment 10 above, the Company intends to cause Garrison Capital CLO Ltd. to distribute all of its assets to Garrison Capital prior to the date of the Prospectus.  This subsidiary was formed in connection with the formation of Garrison Capital in November 2010 and is not required to remain in place for any purpose following the closing of the offering.  All of the assets held by the Company directly and indirectly, including the Company’s interests in Garrison Capital CLO Ltd. prior to the offering and the Subordinated Notes, are consolidated on the financial statements of the Company as of December 31, 2010 and will be consolidated on the financial statements of the Company as of March 31, 2011. The Company intends to continue to consolidate its interests in GF 2010-1 following the liquidation of Garrison Capital CLO Ltd.

As described in the Prospectus under “Prospectus Summary – Our Formation,” the subordinated notes issued by GF 2010-1 and the limited liability interests in GF 2010-1, taken together, represent 100% of the equity interest in GF 2010-1.  The capital structure of GF 2010-1, having a significant class of deeply subordinated notes and nominal equity, is consistent with market practice for debt securitizations.  The $80.6 million value ascribed to the subordinated notes issued by, and limited liability company interests in, GF 2010-1 at the time of the contribution transactions was based on the equity value of GF 2010-1, and indirectly of Garrison Capital CLO Ltd., determined by the Company, as the holder of interests in Garrison Capital CLO Ltd.  An independent, third party valuation agent reviewed this valuation and provided positive assurance regarding the value of such equity interest in GF 2010-1 as of the date of contribution.

Vincent Di Stefano May 4, 2011 Page 7

15.
Please delete from the paragraph on p.5, titled “Capital Markets Activities” the sentence describing Garrison Investment Group’s due diligence activities, as it is misleading. You may include the information with respect to the adviser.

Response:

As requested, the Company has deleted the information with respect to the Capital Markets Activities under Garrison Investment Group and has provided substantially the same information under the heading “Our Investment Adviser.”  As noted in the Prospectus Summary and elsewhere in the Prospectus, Garrison Capital Advisers expects to have access to the investment professionals of Garrison Investment Group pursuant to the terms of a Staffing Agreement between Garrison Capital Advisers and Garrison Investment Group.

16.
The organizational chart on p. 6 is confusing and provides little insight into the key elements of the Fund’s structure. Please revise it to provide more clarity, including all subsidiaries, both existing and planned.

Response:

As requested and as discussed in response to Comment 10 above, the Company has revised the organizational chart in the Prospectus Summary to include its sole material subsidiary as it will exist on the closing date of the offering.  The Company respectfully submits that provision of information regarding Garrison Capital Equity Holdings LLC in the organizational chart would be confusing and potentially misleading to investors because it is not expected to hold more than a de minimis portion of the Company’s assets at any time.

17.
Disclosure in the paragraph on p.6 titled “BDC Conversion” indicates that the Fund’s board of directors will determine fair value of Fund assets. Please clarify that no interested directors will be involved in determining fair value.

Response:

Prior to the BDC Conversion, it is expected that the board of directors will review the terms of the BDC Conversion and pass authorizing resolutions with respect to the BDC Conversion.  As the BDC Conversion is expected to involve a direct 1:1 exchange of limited liability company interests for shares of common stock, it is not anticipated that either the full board of directors or the independent directors, acting separately, will determine the fair value of the assets held by the Company at the time of conversion.

Vincent Di Stefano May 4, 2011 Page 8

However, at the initial board meeting, the directors of the Company are expected to review and determine the fair value of the Company’s assets in accordance with the procedures outlined in the Prospectus under the heading “Determination of Net Asset Value.”  As part of this exercise, the audit committee, which will be comprised of all of the independent directors, will review preliminary valuations and recommend that the full board of directors adopt the financial statements on which such valuations are based.  The Company has revised the Prospectus Summary to disclose that the fair value of the Company’s assets will be determined in accordance with the Company’s valuation procedures.

18.
Please include in this section a summary of all material risks of investing in the Fund, including those associated with use of leverage and investing in below investment grade securities; also disclose the material risks of all of the Fund’s subsidiaries.

Response:

As requested, the Company has added to the Prospectus Summary a summary description of the material risks of investing in the common stock of the Company, including those risks associated with the use of leverage and of investing in securities that are either not rated or are rated below investment grade.  This summary of risks will also disclose the material risks related to the Company’s corporate structure, including the fact that a portion of its assets will be held by direct and indirect subsidiaries of the Company.

19.
Please state the amount of money currently managed by Garrison Capital Advisers, LLC, rather than Garrison Investment Group. Is Garrison Capital Advisers a registered investment adviser under the Investment Company Act of 1940 (the “Act”)?

Response:

As discussed under “Prospectus Summary – Garrison Investment Group,” Garrison Investment Group will enter into a staffing agreement with Garrison Capital Advisers pursuant to which Garrison Investment Group will provide investment professionals and resources to Garrison Capital Advisers, which, in turn, will provide investment advisory services to the Company.  Accordingly, the Company respectfully submits that the amount of money managed by Garrison Investment Group, rather than Garrison Capital Advisers, is material to an investment decision.

Vincent Di Stefano May 4, 2011 Page 9

Garrison Capital Advisers intends to apply to be registered as an investment adviser shortly after the date hereof and will be a registered investment adviser prior to the effective date of the Registration Statement.  Garrison Capital Advisers is under common control with Garrison Investment Group, a registered investment adviser.  Garrison Investment Group and its affiliates had approximately $1.9 billion of committed and invested capital under management as of March 1, 2011.

20.
Please clarify how the shares the members of Garrison Capital LLC will receive will be valued: will the public offering price equal the value, or will the value be a function of the public offering price? Also, will any other parties affiliated with Garrison Capital LLC receive shares of the Fund? If so, please identify the parties, the consideration given, and the amount and value of shares to be received.

Response:

As described under “Prospectus Summary – Formation Transactions,” Garrison Capital LLC issued limited liability company interests to four open-ended funds as consideration for the contribution into Garrison Capital LLC of the Subordinated Notes held by such funds.  The number of limited liability interests issued was based on the valuation determined by Garrison Capital Advisers.  This valuation was reviewed and passed upon by an independent third party valuation firm that provided positive assurance with respect to the valuation of such contributed interests.

The Company intends to engage independent third party valuation firms retained by the board of directors on a quarterly basis beginning as of March 31, 2011 with respect to certain of the assets held by Garrison Capital LLC.  The most recent quarterly valuation will provide an objective basis for valuing the shares of common stock to be issued to all of the legacy investors in Garrison Capital LLC, including the open-ended funds, to Garrison Capital Advisers as part of the Pre-Conversion Payment and to investors in the initial public offering.  The actual ratio of the number of shares to be issued by the Company will be determined just prior to the BDC Conversion and pricing of the initial public offering.  As requested, the Company has revised the disclosure in the Prospectus Summary to note the aggregate number of shares to be received by parties affiliated by Garrison Capital LLC.

Vincent Di Stefano May 4, 2011 Page 10

Formation Transactions

21.
The description of the formation transactions and the entities involved are incomplete, vague and confusing. Please revise this section in plain English, and summarize all formation transactions. Please also provide a plain English explanation of how and why the securitized structure is actually debt of the Fund. Please note that the staff may have additional comments regarding the nature and propriety of the formation transactions upon review of the revised disclosure.

Response:

As requested, the Company has revised its disclosure regarding the formation transactions undertaken by it and its affiliates.   The Company hereby confirms to the Staff that the Prospectus Summary describes all of the formation transactions related to the Company.  As noted in the disclosure, the debt held by the securitization vehicle GF 2010-1 is fully consolidated on the financial reports of the Company, it is managed by Garrison Capital Advisers under the oversight of the board of directors of the Company and all indebtedness of GF 2010-1 is treated as indebtedness of the Company for purposes of calculating the leverage test of the Company under the 1940 Act.   The Company respectfully submits that all of its subsidiaries so described are appropriately treated as disregarded entities in a manner consistent with the Staff’s guidance in the no-action letter issued to NGP Capital Resources Co. (avail. Dec. 28, 2007).

As requested, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Debt Securitization – General” to disclose in plain English how the securitized structure is debt of the Company.

22.	Please disclose all anticipated changes in the operation of Garrison Capital LLC as a result of coming into compliance with Section 55(a) of the Act.

Response:

As requested, the Company has disclosed that it does not anticipate changes in the operation of Garrison Capital LLC as a result of coming into compliance with Section 55(a) under the 1940 Act as a result of the Company electing to be treated as a business development company under the 1940 Act under the heading “Prospectus Summary – Formation Transactions.”

Vincent Di Stefano May 4, 2011 Page 11

The Offering

Concurrent Private Placement

23.	Please confirm that the shares sold in the private placement will be sold at the public offering price.

Response:

It is expected that the Company’s directors, officers, investment adviser and the managers of its investment adviser will purchase shares of the Company’s common stock at a price equal to the initial public offering price.

Distributions

24.	Please disclose whether the Fund’s quarterly distributions will include return of capital.

Response:

As requested, the Company has revised its disclosure under the heading “Distributions” to note that quarterly distributions may include a return of capital and that annual information will be provided to investors regarding the aggregate capital, if any, returned to investors.  The Company has also disclosed that it does not presently intend that its quarterly distributions will include a return of capital.

Leverage

25.	This section provides very little information as to the nature and extent of the Fund’s use of leverage. Please describe clearly how the Fund and its subsidiaries will use leverage.

Response:

As requested, the Company has enhanced the disclosure under the heading “The Offering – Leverage” to provide additional detail regarding the manner in which the Company and its subsidiaries will use leverage.

Vincent Di Stefano May 4, 2011 Page 12

26.
Disclosure elsewhere indicates the Fund plans to issue preferred stock; accordingly, disclose the plans in this section, and describe the risks and detriments to common shareholders arising from the offering of preferred stock.

Response:

The Company does not presently intend to issue preferred stock although it states clearly in the Prospectus that it may issue preferred stock as permitted under the 1940 Act.  As a result, the Company has revised the disclosure throughout Amendment No. 1 to clarify its current intentions with respect to future issuances of preferred stock, including under the heading “Risk Factors – Risk Related to our Business and Structure - Regulations governing our operation as a business development company, including those related to the issuance of senior securities, will affect our ability to, and the way in which we, raise additional debt or equity capital.”

Pre-Conversion Payment

27.	What will the Fund receive in exchange for the shares to be given to the adviser? Why is this not an issuance of securities for services? See Sections 23 and 63 of the Act.

Response:

From the time of its organization until immediately prior to the BDC Conversion, the Company is not obligated to pay a quarterly or other incentive fee to Garrison Capital Advisers.  Rather, the Pre-Conversion Payment, the amount of which is determined and payable under the terms of the Company’s amended and restated limited liability Company agreement, is intended to serve as the incentive fee payable to Garrison Capital Advisers for the entire period of time from the completion of the Company’s private placement in December 2010 until immediately prior to the BDC Conversion.  This Pre-Conversion Payment is expected to be structured as either (1) a reallocation of the equity interests held by the legacy investors in Garrison Capital prior to the BDC Conversion that does not result in an issuance of shares by the Company or (2) a cash payment by the Company to Garrison Capital Advisers that is subsequently used by Garrison Capital Advisers to purchase shares at net asset value.  The Company notes that, unlike the facts presented in the letter dated May 6, 1982 from Stanley B. Judd, Deputy Chief Counsel of the Staff, to Big Apple Capital Corp., the number of units acquired by Garrison Capital Advisers as a result of the Pre-Conversion Payment will be paid based on the Company’s net asset value immediately prior to the BDC Conversion, which net asset value is also expected to serve as the basis for the price of shares offered in the initial public offering.  In either instance, the Company respectfully submits that no issuance of securities prohibited by Sections 23 and 63 of the 1940 Act will occur.

28.	What is the meaning of the $160.6 million figure? How was the formula used to determine the Pre-Conversion Payment determined?

Response:

As requested, the Company has revised its disclosure under the heading “The Offering – Pre-Conversion Payment” to clarify the meaning of the $160.6 million figure.  The Company supplementally advises the Staff that the formula used to determine the Pre-Conversion Payment was determined based on private negotiations with investors in the private placement completed in December 2010 and the open-ended funds affiliated with Garrison Capital Advisers that contributed the Subordinated Notes to Garrison Capital in exchange for limited liability company interests in December 2010.

Vincent Di Stefano May 4, 2011 Page 13

29.	What is “total NAV”? Is the Pre-Conversion Payment an incentive fee? How is this consistent with Section 205 (b) (3) of the Investment Advisers Act of 1940?

Response:

As requested, the Company has revised its disclosure of the Pre-Conversion Payment to eliminate reference to the word “total” in connection with the net asset value used to determine the Pre-Conversion Payment.  The Company respectfully submits that the Pre-Conversion Payment is an incentive fee rendered to the Company by Garrison Capital Advisers from the time of the Company’s formation until immediately prior to the BDC Conversion.  The Company respectfully submits that Section 205(b)(3) of the Advisers Act is inapplicable to the Pre-Conversion Payment by virtue of Rule 205-3 under the Advisers Act.

Rule 205-3 provides a general exception from the performance fee prohibition of Section 205(a)(3) of the Advisers Act, separate and apart from the limited exception for certain contracts with business development companies set forth in Section 205(b)(3), where the performance fee is charged to a client that is a “qualified client” as defined in that rule.  In the case of a business development company, the rule further requires that each “equity owner of any such [business development] company (except for the investment adviser entering into the contract and any other equity owners not charged a [performance] fee . . .) will be considered a client for purposes of [the] rule.”  In effect, this requires a “look-through” to each of the Company’s owners to determine that each is a qualified client.  Included in the definition of a “qualified client” is any “natural person who or company that the investment adviser . . . reasonably believes . . . is a qualified purchaser as defined in Section 2(a)(51)(A) of the Investment Company Act.”  Given the Company’s prior reliance on Section 3(c)(7) of the Investment Company Act, Garrison Capital Advisers has a reasonable belief that each investor is a qualified purchaser and, therefore, a qualified client.  In light of Rule 205-3, Section 205(b)(3) is irrelevant and the Pre-Conversion Payment is a permissible incentive fee.

Vincent Di Stefano May 4, 2011 Page 14

Available Information

30.	Please clarify that the website referenced in the disclosure is still under construction.

Response:

The Company respectfully submits that the disclosures in the Prospectus speak as of the date of effectiveness of the Registration Statement, at which point the Company’s website will be available to the general public.  The Company supplementally advises the Staff that it has reserved the domain name disclosed in the Prospectus and that it is preparing content for the website at this time.

Fees and Expenses

31.	Please confirm that no fees will be paid to the underwriters other than those referenced in footnote one to the fee table.

Response:

As requested, the Company confirms that no fees will be paid to the underwriters other than those referenced in footnote one to the Fees and Expenses table.

32.	Replace the word “expenses” with “fees” in the line item “Dividend reinvestment plan expenses.” See Item 3 of Form N-2.

Response:

As requested, the Company has replaced the word “expenses” with “fees” in the line item “Dividend reinvestment plan expenses” in the Fees and Expenses table.

33.	Please delete the word “estimated” from the line item “Estimated annual expenses (as a percentage of net assets attributable to common stock)” and the final line item of the fee table.

Response:

As requested, the Company has deleted the word “estimated” from the line items “Annual expenses (as a percentage of net assets attributable to common stock)” and “Total annual expenses” in the Fees and Expenses table.  The Company supplementally advises the Staff that, notwithstanding this change, significant elements of these amounts and percentages are estimates.

Vincent Di Stefano May 4, 2011 Page 15

34.	Please delete the penultimate sentence from footnote 4 to the fee table.

Response:

The Company respectfully submits that the penultimate sentence in footnote four to the Fees and Expenses table provides material information to prospective investors as it allows investors to understand the actual management fees being charged on each dollar of assets under management.  This information permits prospective investors to compare the management fees being charged by the Company with those of other closed-end funds, including other business development companies, on a consistent basis, without requiring extensive computations to determine the effects of leverage on the management fee.

35.
If the Fund intends to increase its use of leverage subsequent to the conclusion of this offering, please disclose in the fee table the resulting increase in expenses to be borne by the Fund’s shareholders. Also, please state in footnote 6 that the Fund will borrow to leverage. Finally, footnote 6 appears to be an incomplete account of the Fund’s current leverage; please ensure that all of the Fund’s leverage is included.

Response:

The Company has no intention at this time of increasing its use of leverage subsequent to the conclusion of the proposed initial public offering although it reserves the rights to use leverage to the extent permitted by the 1940 Act.  As requested, the Company has revised footnote six to the Fees and Expenses table to note that the Company will borrow funds to leverage.  The Company hereby confirms that footnote six includes all of the Company’s current leverage.  However, in an effort to avoid confusion to prospective investors, the Company has clarified that the notes issued under the Debt Securitization represent all of the Company’s leverage.

36.	In the paragraph of narrative disclosure following the example, state what the figures in that paragraph would have been if the returns were derived entirely from capital gains.

Response:

The Company notes supplementally to the Staff that it has no expectation of deriving all or substantially all of any incentive fees that it may earn from capital gains, which raises a concern on the part of the Company that the requested disclosure may be misleading to potential investors.

Vincent Di Stefano May 4, 2011 Page 16

Risk Factors

The lack of experience of our investment adviser . . .

37.
This section discusses Investment Company Act regulation of business development companies; it does not disclose the risks resulting from the adviser’s lack of experience. Please revise the disclosure to include the risks that flow from the adviser’s lack of experience.

Response:

As requested, the Company has revised the disclosure in under the risk factor entitled “The lack of experience of our investment adviser in operating under the constraints imposed on us as a business development company and RIC may hinder the achievement of our investment objectives” to include the risks that result from the investment adviser’s lack of experience in advising such entities, including failure to satisfy the requirements associated with RIC status.

The highly competitive market for investment opportunities...

38.
The disclosure in this section regarding the “highly competitive market” in which the Fund will compete appears inconsistent with disclosure in the summary section to the effect that the present credit crisis has reduced competition. Please correct or explain this apparent inconsistency.

Response:

The Company respectfully submits that, although the credit crisis has eliminated or reduced some forms of competition, such as CLO funds and regional commercial banks, abundant competition for investment opportunities remains in other forms disclosed under “The Company – Competition.” In an effort to avoid any confusion on the part of prospective investors, however, the Company has revised the disclosure under the risk factor entitled “The competitive market for investment opportunities in which we operate may limit our investment opportunities” to clarify the nature of the current competitive environment.

Vincent Di Stefano May 4, 2011 Page 17

Regulations governing our operation as a business development company...

39.	Will the Fund issue debt securities or preferred stock within 12 months of the effective date of this registration statement? If so, provide appropriate disclosure in the summary and fee table.

Response:

The Company does not currently intend to issue preferred stock or debt securities within 12 months of the effective date of the Registration Statement. The Company has revised its disclosure under the risk factor captioned “Regulations governing our operation as a business development company, including those related to the issuance of senior securities, will affect our ability to, and the way in which we, raise additional debt or equity capital” to reflect the Company’s current expectation in this regard.

40.	As this section discusses debt more than regulations, consider revising the heading of this section to emphasize the risks associated with leverage, rather than regulations.

Response:

The Company has revised its risk factor disclosure under the risk factors captioned “Regulations governing our operation as a business development company, including those related to the issuance of senior securities, will affect our ability to, and the way in which we, raise additional debt or equity capital” and “We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Provisions of the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock and the rights of our common stockholders” to better reflect the associated risks.

Vincent Di Stefano May 4, 2011 Page 18

41.
Include in the summary a summary account of the Fund’s plans to create a wholly-owned small business investment company subsidiary and securitize loans to generate cash; also summarize the principal risks associated with this activity. Disclose the percentage of the Fund’s assets to be invested in the subsidiary and material information about the subsidiary’s operations, including the special risks of investing in a portfolio of small and developing or financially troubled businesses.

Response:

As requested, the Company has revised the Prospectus Summary to include disclosure regarding the Company’s intent to apply for an SBIC license and that the Company may securitize loans in the future to generate cash for new investments as well as summary risks associated with such activities. The Company respectfully submits that, because it has not formed any SBIC or other finance subsidiary or taken any steps towards that end, it is unable to disclose material information regarding any such subsidiary or its operations any and such disclosure beyond the general statement now included would be speculative. However, the Company expects that the business conducted by any SBIC or other subsidiary formed in the future will be consistent with the Company’s overall business as described in the Registration Statement and that the risks associated with investing in the portfolio companies will be consistent with those described in the Registration Statement.

We intend to finance our investments with borrowed money...

42.	Include in the Summary a summary account of the text of the first two paragraphs of this section.

Response:

As requested, the Company has revised the Prospectus Summary to include the above-captioned disclosure.

43.
Regarding the disclosure contained in the third paragraph of this section, please disclose the extent to which the Fund will be leveraged at the conclusion of the offering, and when it has established all contemplated subsidiaries.

Response:

As requested, the Company has revised the disclosure under the risk factor heading “We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us” to disclose the Company’s expected leverage upon completion of this offering. The Company respectfully submits that disclosure regarding anticipated leverage following establishment of an SBIC subsidiary or other subsidiary is not known at this time, and any such conjecture would be misleading to prospective investors because no approvals for such a subsidiary has been sought or received.

Vincent Di Stefano May 4, 2011 Page 19

The interests of holders of certain of the Secured Notes may not be aligned with our interests...

44.	Who are the “holders” referenced in this heading?

Response:

The Company understands that the initial holders of the Secured Notes were institutional investors who satisfied certain eligibility criteria set forth in the offering documents for the Debt Securitization. Such securities may be traded in the private secondary market and, accordingly, the Company cannot state with any degree of certainty who holds the Secured Notes at this time. To avoid confusion to prospective investors, the Company has revised the risk factor caption to state “The interests of investors in certain of the Secured Notes may not be aligned with our interests, and we may have no control over remedies.”

Blocker subsidiaries utilized by GF-2010-1 . . .

45.	Why does engagement in a trade or business in the United States constitute a risk for GF-2010-1?

Response:

The Company has revised the disclosure in Amendment No. 1 to delete this statement.

46.	Please define “blocker subsidiaries”, identify all such entities utilized by GF¬2010-1 and disclose by whom they are managed.

Response:

The Company has revised the disclosure in Amendment No. 1 to delete references to blocker subsidiaries, which will not be relevant for the Company as a corporation and a RIC.

47.	Please confirm the following with respect to the blocker subsidiaries:

The Fund, and no other person, will control the blocker subsidiaries; and the Board of Directors of the Fund will conduct the management and business of the blocker subsidiaries and will not delegate those responsibilities to any other person, other than certain limited administrative or ministerial activities.

Vincent Di Stefano May 4, 2011 Page 20

The Fund will not in any way use the blocker subsidiaries to evade the provisions of the Act or the Investment Advisers Act of 1940.

The relationship of the Fund, GF-2010-1 and the blocker subsidiaries will comply with section 12(d)(1)(E) of the Act.

The assets of the blocker subsidiaries will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of Section 17(f) of the Act.

The blocker subsidiaries will maintain duplicate copies of their books and records at an office located in the United States, and the Commission and staff will have access to the books and records consistent with the requirements of section 31 of the Act and the rules thereunder.

The blocker subsidiaries will designate their custodians as agents for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the blocker subsidiaries will consent to the jurisdiction the U.S. Courts and the Commission over them. See Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC (April 30, 2004).

Response:

As noted above, the Company respectfully submits that no such blocker subsidiaries exist as of the date of this letter.

GF 2010-1 is subject to various conflicts of interest . . .

48.	Disclosure in this section indicates GF-2010-1 will engage in derivative trading. Why will it do so, given that it is a financing vehicle?

Response:

The Company respectfully submits that the disclosure is intended to indicate that the Deutsche Bank Companies might serve as a counterparty under derivative trading arrangements involving issuers of investments held by GF 2010-1; GF 2010-1 is not expected to enter into interest rate swap transactions to hedge any interest rate or timing mismatch. The Company has revised its disclosure under the risk factor captioned “GF 2010-1 is subject to various conflicts of interest involving Deutsche Bank Trust Company Americas” to clarify the nature of the potential conflict of interest.

Vincent Di Stefano May 4, 2011 Page 21

49.
Please move non-risk disclosure to a more appropriate location, and revise the disclosure to follow the guidance of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please provide similar disclosure for the Fund and other subsidiaries, if applicable.

Response:

The Company respectfully submits that the disclosure under the above-captioned risk factor is necessary to provide an understanding of the potential conflicts of interest involving the Deutsche Bank Companies. In addition, as described in greater detail under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk,” the Company and its subsidiaries intend to engage in derivatives transactions only to hedge against interest rate fluctuations and not as part of its overall investment strategy.

We are subject to risks associated with middle-market companies.

50.	Include a summary version of this section in the Summary.

Response:

As requested, the Company has revised the Prospectus Summary to include a cross-reference to the above-captioned disclosure.

We may not be approved for a Small Business Investment Company license

51.
Please provide complete disclosure of the Fund’s strategy with respect to an SBIC subsidiary in an appropriate location, and summarize this disclosure in the Summary. Please clarify what the Fund will do if it is not approved for a Small Business Investment Company license.

Vincent Di Stefano May 4, 2011 Page 22

Response:

As requested, the Company has included in the Prospectus Summary disclosure regarding its intention to apply for an SBIC license. Given the early stage of the Company’s consideration of the formation of an SBIC subsidiary, this disclosure is intended primarily to inform investors that the Company intends to form an SBIC subsidiary but not to state unequivocally that it will do so. Accordingly, additional detailed disclosure concerning any such venture at this time would be speculative and potentially misleading to investors. The Company respectfully submits that, if it decides to seek a license for an SBIC subsidiary, the Company expects that its strategy with respect to an SBIC subsidiary would be substantially identical to that of the Company and its consolidated subsidiaries as a whole and that separate disclosure regarding such strategy would be duplicative of existing disclosures. The Company has revised its disclosure to clarify this intention. If the Company is not approved for an SBIC license, the Company expects that it would grow its capital base through subsequent offerings of its securities, as detailed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition, Capital Resources and Liquidity.”

We many expose ourselves to risks if we engage in hedging transactions.

52.	Please provide complete disclosure of the Fund’s hedging strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary.

Response:

As requested, the Company has revised the Prospectus Summary to include a reference to the above-captioned disclosure. The Company respectfully submits that it has provided complete, detailed disclosure of its hedging strategy as currently contemplated under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk.”

Investing in our shares may involve an above-average degree of risk . . .

53.	Please include this disclosure in the Summary.

Response:

As requested, the Company has revised cover page of the Prospectus and the Prospectus Summary to include the above-captioned disclosure.

54.
Please identify the entity which will assist the board in determining the fair value of the Fund’s investments. Please disclose that the determination of fair value, and thus the amount of unrealized losses the Fund may incur in any year, is to a degree subjective. Please also disclose any conflicts of interest attendant with the fair valuation process.

Vincent Di Stefano May 4, 2011 Page 23

Response:

The board of directors of the Company will determine the fair value of the Company’s investments on a quarterly basis. In arriving at its determination of such fair value, the board of directors will receive a report of the Company’s investment adviser regarding the fair value of such assets. The board of directors intends to engage one or more recognized independent valuation firms to provide additional, independent input regarding the fair value of the Company’s investments. The analytical input provided by such firms is addressed to the board of directors and serves as only one element of a comprehensive valuation framework which the Company has described in detail under the heading, “Determination of Net Asset Value.”

The Company believes that disclosing the names of the independent valuation firms would increase its expenses in determining the fair value of its investments (because such valuation firms will insist on receiving additional compensation in connection with any such disclosure due to their potential added risk) and would potentially mislead investors by implying that they, as stockholders in the Company, may have a basis upon which to assert reliance upon such valuation firm reports. It is possible that such firms would resign rather than submit to such disclosure. The Company’s public stockholders do not receive, and have no basis upon which to assert reliance upon, the analytical work provided to the board of directors by such valuation firms. The Company is aware of no basis for such disclosure and, indeed, has been asked in prior Staff comment letters to delete the names of such firms. Accordingly, the Company respectfully believes that it is inappropriate to make such service providers as a part of its public disclosure.

55.
Please disclose under what conditions the Board of Directors may authorize issuance of shares of stock without shareholder action, and describe what findings, if any, the Board of Directors must make before issuance.

Response:

As requested, the Company has provided this disclosure, which also appears under the risk factor entitled “The issuance of senior securities and other regulations governing our operation as a business development company will affect our ability to, and the way in which we, raise additional debt or equity capital,” in the second paragraph under the heading “Regulation.”

Forward-Looking Statements

56.
The explanation of the “safe harbor” provisions of the Securities Act and the Securities Exchange Act contained in this section is confusing because it suggests the provisions limit the Fund’s liability for forward-looking statements. Please revise the disclosure accordingly.

Response:

As requested, the Company has revised the disclosure under the heading “Forward-Looking Statements” to clarify that the Company’s liability for forward-looking statements is not limited.

Vincent Di Stefano May 4, 2011 Page 24

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

57.	Why is the $21.4 million of cash held by GF-2010-1 “restricted”?

Response:

As requested, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition, Liquidity and Capital Resources” to clarify the restrictions on the cash held by GF 2010-1.

Critical Accounting Policies

Basis for Consolidation

58.
What is the meaning of the statement that Garrison Capital CLO Ltd. owns a 100% interest in FG-2010-1? Does this refer to all equity, or the residual previously referenced? What is the basis for deeming GF-2010-1 an investment company? What is the basis for consolidating a “controlled entity” if it is not an investment company?

Response:

As requested, the Company has clarified the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Basis for Consolidation” to clarify that the 100% interest in GF 2010-1 is the same Subordinated Notes referenced elsewhere. These Subordinated Notes comprise 100% of the equity interest in GF 2010-1.

The Company respectfully submits that, although GF 2010-1 is not an investment company required to register under the 1940 Act, it is an investment company for purposes of the applicable accounting literature. Specifically, Accounting Standards Codification Topic 946, Financial Services – Investment Companies, defines an investment company as “a separate legal entity whose business purpose and activity comprise all of the following: a. Investing in multiple substantive investments; b. Investing for current income, capital appreciation, or both; c. Investing with investment plans that include exit strategies.” As of December 31, 2010, GF 2010-1 had 74 different investments, which investments had been selected based on an investment strategy of current income and capital appreciation, and that the investment plans for GF 2010-1 include exit strategies. As a result, the Company respectfully submits that GF 2010-1 is an investment company for accounting purposes and is therefore required to consolidate GF 2010-1 in its financial statements.

Vincent Di Stefano May 4, 2011 Page 25

In response to the Staff’s comment and based on Rule 6-03 of Regulation S-X, the Company has deleted reference to its ability to consolidate a controlled entity.

The Company

Overview

59.	This section contains limited disclosure of the holdings of only one of the Fund’s subsidiaries; please provide complete information for all subsidiaries.

Response:

As stated in our response to Comment 10 above, the Company respectfully submits that, as of the date of the prospectus, GF 2010-1 will be the Company’s only material subsidiary. The Company respectfully submits that provision of detailed information regarding Garrison Capital Equity Holdings LLC would be confusing and potentially misleading to investors because it is not expected to hold more than a de minimis portion of the Company’s assets at any time.

60.	Please define “one-stop” loans in plain English.

Response:

As requested, the Company has included a plain English description of “one-stop” loans under the heading “The Company – Overview.”

61.
Will the Fund invest any of the proceeds of the offering through a subsidiary that is not wholly owned by the Fund? If so, please inform us whether the registrant is relying on the exemption from Section 12(d) (1) (a) and (c) of the Act provided by Rule 60a-1 under the Act, and if so, how the reliance can be successful when the subsidiary in question is not wholly owned.

Response:

The Company respectfully submits that it does not currently intend to invest any of the proceeds of the offering through a subsidiary that is not wholly owned, directly or indirectly, by the Company.

Vincent Di Stefano May 4, 2011 Page 26

Investment Strategy

62.
Disclosure in the first sentence of this section indicates the Fund will have a “diversified portfolio”, yet the Fund is non-diversified. Accordingly, please revise the disclosure in a manner consistent with the Fund’s non-diversified status.

Response:

As requested, the Company has revised the disclosure regarding its investment strategy throughout Amendment No. 1 in a manner that is consistent with its non-diversified status.

63.	What percentage of the Fund’s assets will be invested in non-qualifying assets? Please disclose the strategies the Fund will employ with respect to these securities, as well as attendant risks.

Response:

The Company respectfully submits that it has not yet determined the percentage of its assets that will be invested in non-qualifying assets at any given time and expects that such percentage will vary over time. As requested, the Company has revised the disclosure the heading “The Company – Investment Strategy” to note that investments in non-qualifying assets will be made only in accordance with the requirements of the 1940 Act and that such investments will be made in accordance with the Company’s overall investment strategy and also to include a cross-reference to related risk disclosures.

Management of the Company

64.	Please include in the table columns for directors’ principal occupation(s) in the past five years, and other directorships held by the directors in the past five years. See Item 18.1 of Form N-2.

Vincent Di Stefano May 4, 2011 Page 27

Response:

The Company notes that all of the disclosures required by Item 18.1 appear in the individual biographies of the directors. As requested, the Company has included in the table of director information additional columns for directors’ principal occupation(s) in the past five years and other directorships held by directors in the past five years.

The Adviser and the Administrator

65.	Please provide the compensation disclosure for the investment committee called for by Item 21.2 of Form N-2.

Response:

As requested, the Company has revised the disclosures under the heading “The Adviser and the Administrator – Investment Committee” to provide the compensation disclosures required by Item 21.2 of Form N-2.

66.
In the section titled “Portfolio Management”, please break down the number of accounts managed and dollar value of accounts managed for each category, i.e., registered investment companies, pooled investment vehicles, and other accounts. Also include the conflict of interest disclosure required by Item 21.1 of Form N-2.

Response:

As requested, the Company has revised the section “The Adviser and the Administrator – Portfolio Management” to break down the number of accounts managed and dollar value of accounts managed by category. The Company respectfully submits that the conflict of interest disclosures required by Item 21.1 of Form N-2 appear under the heading “Certain Relationships.”

Dividend Reinvestment Plan

67.
The third paragraph states that the dividend reinvestment plan will use primarily newly issued shares to implement the plan. Section 23(b) of the Act provides that closed-end funds may not issue shares below net asset value. Please explain to us how the Fund will issue shares to stockholders if the market price is below the Fund’s net asset value.

Vincent Di Stefano May 4, 2011 Page 28

Response:

The Company supplementally informs the Staff that, in circumstances where its shares are trading below net asset value, the Company expects to purchase shares in the open market to satisfy the requirements of its dividend reinvestment plan. The Company respectfully submits, however, that under Release No. 929 (July 29, 1936) the issuance of shares under a dividend reinvestment plan does not constitute a sale of securities for purposes of the Securities Act of 1933, as amended, and that such a transaction similarly is not a sale of securities for purposes of Section 23(b) of the 1940 Act. Even if the issuance were deemed to be a sale, the Company notes that such issuances are in connection with an offering to the holders of its common stock because all of the Company’s stockholders will participate in such plan unless they otherwise affirmatively “opt-out” of the plan. Accordingly, the Company does not believe that the issuance of shares at a price below net asset value in fulfillment of its obligations under its dividend reinvestment plan is prohibited by Section 23(b) of the 1940 Act.

Regulation

68.	Please provide the disclosure regarding the Fund’s fundamental policies required by Item 17.2 of Form N-2.

Response:

The Company respectfully submits that Section 59 of the 1940 Act does not make Section 13 of the 1940 Act applicable to business development companies. Rather, business development companies are subject to Section 58 of the 1940 Act, which provides that stockholder approval is required to withdraw an election as a business development company. As a result, the Company is not required to maintain any fundamental policies and believes that disclosure under Item 17.2 of Form N-2 would be inappropriate. The Company respectfully submits, however, that disclosure regarding actions requiring approval of its stockholders appears in the “Regulation” section of Amendment No. 1.

69.	Please provide the disclosure required by Item 18.15 regarding the code of ethics of the principal underwriter.

Response:

As requested, the Company has revised the disclosure under the heading “Regulation – Code of Ethics” to note that the principal underwriters have not adopted codes of ethics under Rule 17j-1 of the 1940 Act. The Company respectfully submits that pursuant to Rule 17j-1(c)(3) under the 1940 Act no principal underwriter is required to adopt a code of ethics under Rule 17j-1 of the 1940 Act in connection with the proposed offering because no principal underwriter is an affiliated person of the Company or Garrison Capital Advisers and no officer, director or general partner of any principal underwriter serves as an officer, director or general partner of the Company or of Garrison Capital Advisers.

Vincent Di Stefano May 4, 2011 Page 29

Index to Financial Statements (F-1)

70.
The auditor’s report is missing the city of the auditor. Please file with a corrected opinion. See Audits of Investment Companies, American Institute of Certified Public Accountants, Chapter 11 (May 1, 2010).

Response:

As requested, the auditor’s report has been revised to reflect the city of the auditor.

71.
The Fund has $80,000,000 in cash and cash equivalents and $21,353,669 in cash and cash equivalents, securitization accounts. Is this money invested (money market fund, repurchase agreements)? If so, such investments should be listed on the schedule of investments. Will the Fund have any acquired fund fees and expenses that need to be reflected in the fee table?

Response:

The Company respectfully submits that the $80.0 million of cash and cash equivalents and $21.4 million of cash and cash equivalents, securitization accounts, held as of December 31, 2010 were not invested, and, accordingly, no further investments are required to be listed on the schedule of investments as of December 31, 2010. The Company respectfully submits that no acquired fund fees and expenses are required to be reflected in the fee table.

72.
Are any of the loans on the schedule of investments pledged as collateral? Pledged securities under borrowing arrangements must be identified on the schedule of investments. See Article 4-08 of Regulation S-X.

Response:

As requested, the Company has revised the presentation of the schedule of investments to note that, as of December 31, 2010, all of the Company’s investments were pledged as collateral for the notes offered in the Debt Securitization.

73.	Article 6-04 of Regulation S-X requires that certain payables be shown separately in the statement of assets and liabilities. Are there any liabilities that need to be shown separately?

Response:

The Company respectfully submits that as of December 31, 2010 there were no liabilities required by Article 6-04 of Regulation S-X to be shown separately in the statement of assets and liabilities.

Vincent Di Stefano May 4, 2011 Page 30

74.
The notes to the financial statements state that SEI Investments Global Fund Services, Inc. is the fund’s administrator. The registration statement elsewhere indicates that Garrison Capital Administrator LLC would serve as the administrator. Does the Fund have two administrators?

Response:

The Company respectfully submits that its administrator as of December 31, 2010 was SEI Investments Global Fund Services, Inc. (“SEI”). Concurrent with the election of status as a business development company and pricing of the Company’s initial public offering, the administration arrangements with SEI will be terminated and Garrison Capital Administrator LLC will become the Company’s administrator under the terms and conditions of the administration agreement to be filed as an exhibit to the Registration Statement.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann